UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2022

DF Growth REIT II LLC

(Exact name of registrant as specified in its charter)

Delaware	85-26000369
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

750 B Street Suite 1930 San Diego, CA 92101	(858) 430-8528
(Address of principal executive offices)	Issuer’s telephone number, including area code

The use of the terms the “Company,” “we,” “us,” or “our” in this report refer to DF Growth REIT II LLC, unless the context indicates otherwise.

Item 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of June 30, 2022. The financial statements included in this filing as of and for the six months ended June 30, 2022 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Operating Results

The Company was formed on August 6, 2020. The Company filed an offering statement in connection with conducting an offering pursuant to Regulation A to raise up to $50,000,000 through the sale of Class A Investor Shares (the “Offering”), which was qualified by the Securities and Exchange Commission (“SEC”) on January 29, 2021. As of June 30, 2022, the Company had invested a total of $9,303,771 in equity in three projects managed by our Sponsor and two projects managed by an external GP as follows:

Entity	Units	Manager	Location	Amount	Type	Type
NCP Dove LLC	285	DiversyFund, Inc.	North Charleston, South Carolina	$5,014,216	Equity	Multi-Family
Willow Ridge	145	DiversyFund, Inc.	North Charleston, South Carolina	$50,000	Equity	Multi-Family
Mission Villas	176	DiversyFund, Inc.	San Antonio, Texas	$1,737,500	Equity	Multi-Family
Swaying Oaks One LLC	64	External	San Antonio, Texas	$1,646,285	Equity	Multi-Family
2425 Durant Ave LLC	19	External	Berkeley, California	$855,770	Equity	Student Residential
Total Equity Investments				$9,303,771

Our net loss for the period ending June 30, 2022 (consisting of operating expenses from fund management expenses of $269,801 and general and administrative expenses of $224,942) was $494,743. The fund management fee consists of $224,834 in organization and offering expense reimbursement and $44,967 of asset management fees. The Company expects that as the underlying portfolio properties begin to distribute cash flows to the Company that the operating loss will decrease especially since the organization and offering reimbursement is only charged one time on new equity capital.

For the period from January 1, 2022, through June 30, 2022 (the “Reporting Period”), (i) the net loss of (consisting of operating expenses from fund management expenses of $269,801 and general and administrative expenses of $224,942) was $494,743, (ii) the real estate investment trust taxable income of the Company was less than zero, and (iii) the Company had no net income from foreclosure property.

DF Growth REIT II LLC

Statement of Operations

	For Year ended December 31, 2021 (Audited)	For six months ended June 30, 2022 (Unaudited)
REVENUES
Rental Property Revenue
Other Income
TOTAL REVENUE

EXPENSES
Operating Expenses
General and administrative expenses	$57,677	$224,942
Fund Management	999,115	269,801
Total Operating Expenses	$1,056,792	494,743
TOTAL EXPENSES	$1,056,792	$494,743
NET LOSS	$(1,056,792)	$(494,743)

The Company nearly doubled its underlying assets in 2022, from $5,014,216 to $9,303,771, as a result of deploying almost all of the capital it had raised. The Company’s operating expenses decreased considerably in 2022 as a result of the decrease in capital raised across the two periods. The majority of expenses in both periods are due to fund management expenses which is charged on new capital raised and is not a repeat expense. As less capital was raised in 2022 that caused the fund management expenses to considerably decrease.

Current period revenues remain at zero due to the early stages of the real estate portfolio. As all investments to date are equity-based investments there will be no interest income either collected or accrued. As the real estate investments within the Company’s portfolio develop under new management, we expect to receive periodic distributions in the form of real estate investment income. These distributions are expected to be received at some point in the future, depending on interest rates and operating factors and continue until the asset is disposed of and capital gains are realized.

The Company’s Offering was temporarily suspended; subsequently the Offering was voluntarily terminated by the Company effective June 17, 2022 (see Item 2, “SEC Investigation” and “Offering Termination” below for more information). As of June 30, 2022, the Company had raised $11,083,119.

We expect to deploy almost all of the capital we raised in the Offering in making real estate investments. Should we need more capital for any reason, we could either sell more Class A Investor Shares in a new offering, sell other classes of securities or seek a co-investment into such asset from a third party, affiliate fund or other available source of capital. In selling Class A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $75,000,000 of securities using Regulation A during any period of 12 months and might not be able to use Regulation A to sell additional securities if a permanent stop order is issued by the SEC.

Trend Information

The US Multifamily and Real Estate markets were subject to the same macro forces that affected all asset classes in the first half of 2022. Short term headwinds included changes in fiscal policy and the treatment of federal surplus/deficit spending, unemployment, and notably inflation as measured by Consumer Price Index (CPI).1

The fiscal and monetary responses to global economic disruption caused by the Covid-19 pandemic was coordinated easing by central banks. The Federal Reserve increased its balance sheet from roughly $4.3 trillion to almost $9 trillion, peaking in April of 2022, and cut its key rate to zero.2 These conditions contributed to multifamily cap rates well below the long-term averages of both multifamily cap rates and 10 Year Treasury bonds, and record high multifamily valuations in Q1-2022.3

Multifamily rents saw record increases, particularly in high growth metropolitan areas. Markets in Florida, Texas, and North Carolina saw significant inflows of residents, particularly in the target renting age, as Work-from-Home (WFH) trends lingered past the window of immediate pandemic related risks as vaccine rollouts scaled. Lower cost of living municipalities saw substantial rises in demand and multifamily operators in these markets realized large rent premiums in both renewals and new leases. According to RealPage, multifamily apartments realized the largest growth in NOI when compared to other property types at nearly 25% in Q1-2022, driven largely by rents.4

Quantitative easing, cost push inflation, and war in Europe exacerbated general inflation fears across the economy, fundamentally changing monetary policy beginning in Q2-2022. The Federal Reserve began to raise its key rate and taper bond purchases while allowing maturing securities to roll off its balance sheet. The effect on bond yields was salient, and market participants began pricing in further increases into the forward curve. The increase in debt costs leads that of cap rates and we observed negotiated price reductions across multifamily transactions.

We anticipate continued rent growth, particularly in strategic markets as supply still lags sustained demand. As inflation is the current focus of Federal Reserve monetary policy, we anticipate upward pressure on the yield curve for all maturities. This will impact valuations as we predict multifamily transaction prices will begin to come more in line with increased cost of capital due to these rate increases.

Forward looking statements made in this filing are subject to forecast error and may not be realized.

[1]	RealPage Market Analytics. 2022.

[2]	St. Louis Federal Reserve (FRED). ‘Assets: Total Assets: Total Assets (Less Eliminations from Consolidation).’ 2022.

[3]	RealPage Market Analytics, NCREIF, St. Louis FRED. 2022.

[4]	NCREIF, RealPage. 2022.

Item 2

Other Information

SEC Investigation

In November 2021, the Company received notice that the SEC’s Division of Enforcement had ordered an investigation of the Company for possible violations of federal securities laws (the “Order”). The Order did not provide a factual basis or any information that would allow the Company to meaningfully respond to the allegations.

On November 29, 2021, the SEC’s staff told the Company that it could no longer sell securities in the Offering because of 17 C.F.R. §230.262(a)(7), which provides that issuers “under investigation” are disqualified.

The Company submitted a request for a waiver of disqualification, as permitted by 17 C.F.R. §230.262(b). The waiver request noted that while the SEC has not even alleged any specific wrongdoing, the Company and its investors would be harmed by the disqualification. The SEC has denied the Company’s request for waiver.

On December 6, 2021, the Company filed a notice of intent to file a petition pursuant to Rule 430(b)(1) of the SEC’s Rules of Practice (the “Notice”) and on December 13, 2021, the Company filed that petition (the “Petition”). The Notice and Petition stayed (put on hold) the SEC investigation and thus the potential disqualification.

On January 26, 2022, the SEC provided the Company with two orders that had the effect of reinstating disqualification under 17 C.F.R. §230.262(a)(7). As a result, the Company promptly ceased offers or sales of Class A Investor Shares.

Also on January 26, 2021, the SEC issued a temporary suspension order under Rule 258. The SEC’s orders are public and can be consulted for additional detail. In summary, the SEC alleges two technical violations (failure to start the offering within two calendar days of qualification and use of an offering circular supplement instead of a post-qualification amendment to increase the Offering) and two types of allegedly misleading statements on the Sponsor’s website. None of the SEC’s allegations involve financial or accounting misconduct or wrongdoing.

Offering Termination

The cover page of the Company’s Regulation A Offering Circular dated January 19, 2021, states: “The Offering will end on the earlier of (1) the date we [the Company] have sold …. all the securities we [the Company] are offering, (2) the date two years after it begins, or (3) the date we [the Company] decide to end it.”

The Company filed with the SEC to terminate the Offering on June 17, 2022, in accordance with 17 C.F.R. § 230.152(d)(2)(iv).

Subsequently, the SEC has filed a summary judgment action after the Reporting Period to terminate the Offering permanently, arguing that in the face of a Rule 258 hearing, the Company was not allowed to terminate its own offering. Currently, a date has not been set for the Rule 258 hearing.

Item 3

Financial Statements

DF Growth REIT II LLC

DF Growth REIT II LLC

Balance Sheet

As of June 30, 2022 (Unaudited) and December, 31, 2021 (Audited)

	Six Months Ended June 30, 2022	Year Ended December 31, 2021
ASSETS
Cash and Cash Equivalents	$111,673	$2,325,706
Other Organizational Costs	41,394	46,264
Due From Related Party	25,720
Total Real Estate Equity Investments, Net	9,303,771	$5,014,216
Total Assets	$9,482,558	$7,386,186

LIABILITIES & MEMBERS’ EQUITY

LIABILITIES
Accounts payable and accrued expenses	$54,743	$63,200
Related Party Payable	32,456	32,456
Dividends Payable		30,573
Subscriptions received in advance		79,615
Redemptions Payable	123,140
Total Liabilities	$210,339	$205,844

MEMBERS’ EQUITY
Equity:
Common Shares $10.00 par value; 5,000,000 shares authorized; 1,108,312 shares issued and outstanding, net of offering costs as of June 30, 2022	$11,083,119	$8,300,787
Accumulated Deficit	(1,810,900)	(1,120,445)
Total Members’ Equity	$9,272,219	$7,180,342

Total Liabilities & Members’ Equity	$9,482,558	$7,386,186

The accompanying notes are an integral part of these financial statements.

DF Growth REIT II LLC

Statement of Operations

For the periods ended June 30, 2022 and December 31, 2021

	For Six Months Ended June 30, 2022 (Unaudited)	For Year Ended December 31, 2021 (Audited)
REVENUES
Rental Property Revenue
Other Income
TOTAL REVENUE

EXPENSES
Operating Expenses
General and administrative expenses	$224,942	$57,677
Fund Management	269,801	999,115
Total Operating Expenses	494,743	1,056,792
TOTAL EXPENSES	$494,743	$1,056,792
NET LOSS	$(494,743)	$(1,056,792)

The accompanying notes are an integral part of these financial statements. In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

DF Growth REIT II LLC

Statement of Members’ Equity

For the Year Ended December 31, 2021
(Audited)

	Class A Investor Shares		Accumulated	Total
	Shares	Amount	Deficit	Equity
January 31, 2021	-	$-	$-	$-
Proceeds from issuance of class A shares	830,079	8,300,787	-	8,300,787
Distributions declared on class A shares	-	-	(63,653)	(63,653)
Net loss	-	-	(1,056,792)	(1,056,792)
Balance as of December 31, 2021	830,079	$8,300,787	$(1,120,445)	$7,180,342

DF Growth REIT II LLC

Statement of Members’ Equity

For the Six Months Ended June 30, 2022
(Unaudited)

	Class A Investor Shares		Accumulated	Total
	Shares	Amount	Deficit	Equity
December 31, 2021	830,079	$8,300,787	$(1,120,445)	$7,180,342
Proceeds from issuance of class A shares	278,233	2,782,332	-	2,782,332
Distributions declared on class A shares	-	-	(195,712)	(195,712)
Net loss	-	-	(494,743)	(494,743)
Balance as of June 30, 2022	1,108,312	$11,083,019	$(1,810,900)	$9,272,219

The accompanying notes are an integral part of these financial statements.

DF Growth REIT II LLC

Statement of Cash Flows

For the periods ended June 30, 2022 (Unaudited) and December 31, 2021 (Audited)

	For the six months ended June 30, 2022	For the year ended December 31, 2021
OPERATING ACTIVITIES:
Net loss	$(494,743)	$(1,056,792)
Increase in receivables and other expenses	(20,850)
Increase in amortization		(8,192)
Increase (decrease) in accrued expenses	29,000	14,500
Increase (decrease) in accounts payable	(5,000)	10,628
Increase (decrease) in dividends payable	(30,573)	30,573
Increase (decrease) in related party payable	123,140	32,456
Increase (decrease) in subscriptions received in advance	(79,615)	79,615
Net cash (used in) operating activities	$(478,641)	(897,212)
INVESTING ACTIVITIES:
Purchase of real estate and improvements to real estate	(4,289,556)	(5,014,216)
Net cash used in investing activities	(4,289,556)	(5,014,216)
FINANCING ACTIVITIES:
Proceeds from the issuance of class A shares	2,782,332	8,300,787
Paid to investors for dividends	(228,168)	(63,652)
Net cash provided by financing activities	$2,554,164	$8,237,135

Net increase in cash and cash equivalents	$(2,214,033)	$2,325,706
Cash and cash equivalents, beginning of period	2,325,706	-
Cash and cash equivalents, end of period	$111,673	$2,325,706

The accompanying notes are an integral part of these financial statements.

DF Growth REIT II LLC

Notes to the Financial Statements

June 30, 2022

Note 1 – Formation and Organization

DF Growth REIT II LLC (the “Company”) is a Delaware corporation formed on August 6, 2020, that builds wealth by investing in cash-flowing apartment buildings along with multi-family properties. Our focus is on long-term capital appreciation from the renovation and repositioning of these multi-family properties. The use of the terms the “Company,” “DF Growth REIT II,” “we,” “us,” or “our” in these financial statements refer to DF Growth REIT II LLC, unless the context indicates otherwise. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2021.

The Company is externally managed by DF Manager, LLC., (“Manager”), which is a subsidiary of the Company’s sponsor, DiversyFund, Inc. (“Sponsor”).

Pursuant to the Form 1-A filed with the SEC with respect to our offering pursuant to Regulation A (the “Offering”) of up to $50,000,000 in class A shares, the purchase price for all shares was $10.00 per share as of June 30, 2022. The Offering was qualified by the SEC on January 29, 2021, and we commenced operations on January 29, 2021.  As of June 30, 2022, we had issued 1,108,312 of our class A shares for an aggregate purchase price of $11,083,119. The Company has the authority to issue 5,000,000 class A shares.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic concentration

As of June 30, 2022, the Company’s investments in real estate operate in South Carolina, Texas, and California. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of June 30, 2022, the Company held investments in five entities, which are evaluated under the VIE model and are not consolidated because the Company was not determined to be the primary beneficiary. These investments are carried on the equity method because of the Company’s significant influence.

As of June 30, 2022, the Company held investments in five entities, which are evaluated under the VOE model and are not consolidated because the Company is not able to exercise substantial kick-out rights and substantive participation rights.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes as of period ended June 30, 2022. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. The Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2022. As of June 30, 2022, $291,821 in distributions have been declared to stockholders, which were classified for tax purposes as non-taxable return of capital.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

Based on the VOE model assessment where no assets were determined to be consolidated, the Company has no revenues to report as of June 30, 2022.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the period ended June 30, 2022, the Company recorded reimbursements of expenses of $0, respectively, which are reported as tenant reimbursements in the accompanying statement of operations.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Purchase Accounting for Acquisitions of Real Estate

Effective January 29, 2021, (Inception) the Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Note 3 – Equity Method Investments

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE, the equity method of accounting is used. Under the equity method, the investment is originally reported at cost and is adjusted for capital activity including subsequent subscriptions, redemptions or distributions. As distributions are received from the underlying equity investment, the cost basis of the investment will be reduced. As distribution proceeds surpass the cost basis of the investment, we will then record realized investment gains for the associated equity investment. The following is a table detailing the current investments made under the equity method as of June 30, 2022:

Description of Property	Date acquired	Ownership Percentage	Contract Purchase Price	Terms of Payment	Investment Amount
NCP Dove	December 10, 2021	31.72%	$46,370,000	Cash	$5,014,216
Willow Ridge	June 10, 2022	0.58%	$22,475,000	Cash	$50,000
Mission Villas	March 03, 2022	11.9%	$10,250,000	Cash	$1,737,500
Swaying Oaks	March 11, 2022	41.73%	$7,475,000	Cash	$1,646,285
2425 Durant Ave LLC	June 16, 2022	14.42%	$5,900,000	Cash	$855,770
Totals for 2022			$92,470,000		$9,303,771

Note 4 – Related Party Arrangements

DF Manager, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager will not be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will not reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will not reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company.

DiversyFund, INC, Sponsor

The Sponsor will charge each Project Entity (or the Company itself, if the Company owns real estate directly) an acquisition fee of between 1% and 4% of the total project costs, including both “hard” costs (e.g., the cost of property) and “soft” costs (e.g., professional fees). Where property is owned by an entity in which there is another financial partner – a joint venture – the Sponsor might be entitled to a similar acquisition fee to the extent negotiated with the financial partners in such joint venture (which could be higher than the 1-4% acquisition fee for direct investment). However, the Company’s share of the fee will not exceed 1-4% of the Company’s share of the total sale price. For the period from January 1, 2022 and June 30, 2022 the Sponsor received acquisition fees totaling $145,350 in connection with the acquisition of Swaying Oaks One LLC.

The Sponsor is entitled to an Organization & Offering Expense Reimbursement for direct expenses incurred by the Sponsor and its affiliates to organize and operate the Company and conduct the Offering. The Organization & Offering Expense Reimbursement may not exceed 10% of the capital raised from the sale of Class A Investor Shares. As of June 30, 2022 the Sponsor has received Organization & Offering Expense Reimbursement totaling $224,834.

The Sponsor will charge the Company an annual asset management fee equal to 2% of the capital raised from the sale of Class A Investor Shares. The Sponsor may, in its sole discretion, require the payment of the asset management fee up to five years in advance, which shall be non-refundable. As of June 30, 2022 the Sponsor has received asset management fees totaling $44,967.

Executive Officers of our Manager and Sponsor

As of the date of these financial statements, our executive officers are as follows:

Name	Position
Craig Cecilio	Chief Executive Officer
Alan Lewis	Chief Investment Officer

Craig Cecilio has served as our Chief Executive Officer of our Sponsor and Manager since its inception.

Alan Lewis has served as the Chief Investment Officer of our Sponsor and Manager since its inception.

Related Party Payable

The Sponsor, DiversyFund Inc., held a promotion in which new investors of DF Growth REIT II would receive a $50 share incentive if investment was received between the period from January 1, 2022through May 31, 2022. During this timeframe $3,150 was incentivized to DF Growth REIT II investors.

DF Growth REIT II banking portfolio was moved from Wells Fargo in May 2022. Two checks were cut in order to officially close the Wells Fargo account on May 10th and May 13th totaling $22,569.99. Funds from the close of Wells Fargo bank account were deposited into Silicon Valley Bank on July 11, 2022.

A related party, DF Growth REIT LLC paid $32,456 for Lex Nova legal services on behalf of the Company. This amount is owed back to DF Growth REIT, LLC and will be repaid in 2022.

Note 5 – Economic Dependency

Under various agreements, the Company has engaged or will engage DF Manager, LLC to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon DF Manager, LLC. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 6 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2022, we were not named as a defendant in any active or pending litigation. The Company is a respondent in an administrative proceeding commenced by a March 16, 2022 SEC order (publicly available) that temporarily suspended the Offering under SEC Rule 258. The administrative proceeding will determine whether a permanent suspension order should be issued.  Two of the four grounds in the SEC’s March 16, 2022 order focus on technical violations of Regulation A requirements. The other two grounds focus on the accuracy and completeness of the Company’s offering materials including its affiliate’s website.  None of the four grounds allege intentional, financial or accounting misconduct.  The Company has filed a detailed rebuttal of the SEC’s allegations and believes it should prevail at any Rule 258 hearing.

It is difficult to predict the course of contested litigation. Depending on how the litigation is resolved, and whether any additional litigation occurs, the potential impacts on the Company, its affiliates, and/or their investors and employees range from nothing beyond litigation expense, to significant adverse consequences.

Note 7 – Distributions

Investor distributions are determined by each shareholders’ investment of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for the six months ended June 30, 2022.

Distribution Period	Declaration Date	Daily Distribution per class A Shares	Annualized Yield	Total Amount of Distribution	Paid/Reinvested as of June 30, 2022	Payment Date
September 1, 2021 through September 30, 2021	9/30/2021	0.00008202	5.00%	$347	$347	10/15/2021
October 1, 2021 through October 31, 2021	10/31/2021	0.00088431	5.00%	$10,713	$10,713	11/14/2021
November 1, 2021 through November 30, 2021	11/30/2021	0.00115029	5.00%	$22,019	$22,019	12/15/2021
December1, 2021 through December 31, 2021	12/31/2021	0.00119286	5.00%	$30,573	$30,573	1/15/2022
January 1, 2022 through January 31, 2022	1/31/2022	0.00156515	5.00%	$40,275	$40,275	2/15/2022
February 1, 2022 through February 28, 2022	2/28/2022	0.00156234	5.00%	$46,655	$46,655	3/14/2022
March 1, 2022 through March 31, 2022	3/31/2022	0.00140922	5.00%	$47,098	$47,098	4/15/2022
April 1, 2022 through April 30 , 2022	4/30/2022	0.00144532	5.00%	$47,098	$47,098	5/15/2022
May 1, 2022 through May 31, 2022	5/31/2022	0.00139029	5.00%	$47,043	$47,043	6/15/2022
Total				$291,821

(1)	Distributions are paid or reinvested on the 15th of the following month after the distribution period.

Note 8 – Subsequent Events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 27, 2022, the date the financial statements were available to be issued.

Willow Ridge Apartments

In July 2022, the Company made an additional equity investment of $75,000. As of September 27, 2022, the Company has made a total equity investment of $125,000.

Capital Redemptions

As of June 30, 2022, the Company posted a redemptions payable balance of $123,140 due to capital raised after the offering close date. On August 10, 2022 this balance was paid back to those investors in full. As of September 27, 2022, there is no longer an outstanding redemptions payable balance.

Offering Proceeds

As of September 27, 2022, the Company had raised total gross offering proceeds of approximately $11,083,119 from settled subscriptions and issued an aggregate of 1,108,312 of our class A shares with additional subscriptions for an aggregate of 33,707 of our class A shares, representing additional gross offering proceeds of approximately $337,068. As of September 26, 2022, $0 in shares remained available for sale to the public pursuant to the Offering.

Item 4

Exhibits

Exhibit 1A-2A	Certificate of Formation.*
Exhibit 1A-2B	LLC Agreement – The agreement by and among the Company and all of its members captioned “Limited Liability Company Agreement” and dated August 20, 2020.*
Exhibit 1A-2C	Authorizing Resolution – The resolution adopted by the Manager creating the Class A Investor Shares.*
Exhibit 1A-6A	Investment Agreement – The agreement to be signed by each Investor to acquire a Class A Investor Shares.*
Exhibit 1A-6B	Management Agreement – The agreement captioned “Management Services Agreement” by and between the Company and the Manager dated August 20, 2020.*

*	Filed as an exhibit to the Company’s Offering Statement on Form 1-A (File No. 024-11394) and incorporated by reference herein.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2022.

DF Growth REIT II, LLC

By:	DF Manager, LLC, as Manager

	By:	DiversyFund, Inc., as Manager

		By	/s/ Craig Cecilio
Craig Cecilio, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan Lewis
Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc.
September 28, 2022

/s/ Craig Cecilio
Craig Cecilio
Director and Chief Executive Officer of DiversyFund, Inc.
September 28, 2022